UNITED STATES              ---------------------------
               SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                     WASHINGTON, D.C. 20549          ---------------------------
                                                     EXP  OMB NUMBER: 3235-0145
                                                     ---------------------------
                                                     EXPI EXPIRES: FEBRUARY
                                                     28, 2009
                                                     ---------------------------
                                                     EST   ESTIMATED AVERAGE
                                                     BURDEN
                                                     HOU  HOURS PER
                                                     RESPONSE..10.4
                                                     ---------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                               THE WET SEAL, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   961840 10 5
--------------------------------------------------------------------------------
                                  (CUSIP NUMBER)

                                 APRIL 27, 2006
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

|_| RULE 13D-1(B)

|X| RULE 13D-1(C)

|_| RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES)

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 5 Pages

CUSIP No. 961840 10 5
          -----------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Michael Gold
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (A) |_|
      (B) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                             5.    SOLE VOTING POWER
NUMBER OF                          4,715,000*
SHARES                       ---------------------------------------------------
BENEFICIALLY                 6.    SHARED VOTING POWER
OWNED BY                           0
EACH REPORTING               ---------------------------------------------------
PERSON WITH                  7.    SOLE DISPOSITIVE POWER
                                   4,715,000*
                             ---------------------------------------------------
                             8.    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,715,000*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.3%*
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------

* See Item 4 of this Schedule 13G Amendment.


                               Page 2 of 5 Pages

Item 1(a). Name of Issuer:

      THE WET SEAL, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

      26972 Burbank
      Foothill Ranch, California 92610

Item 2(a). Name of Person Filing:

      This Schedule 13G Amendment is filed on behalf of Michael Gold, (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, If None, Residence:

      The address of the Reporting Persons is YM inc., 50 Dufflaw Road, Toronto, Ontario M6A2W1.

Item 2(c). Citizenship:

      Mr. Gold is a Canadian citizen.

Item 2(d). Title of Class of Securities:

      Class A Common Stock, par value $0.10 per share.

Item 2(e). CUSIP Number:

      961840 10 5

Item 3. Type of Reporting Person:

      Not Applicable

Item 4. Ownership:

      (a)   Amount Beneficially Owned:

            As of April 27, 2006, Mr. Gold owned 4,715,000 (1) shares of Class A Common Stock.

      (b)   Percentage of Class:

            6.3% (2)


                               Page 3 of 5 Pages

      (c)   Number of Shares as to Which Such Person Has:

            (i)   sole power to vote or direct the vote:

                  4,715,000(1)

            (ii)  shared power to vote or direct the vote:

                  N/A

            (iii) sole power to dispose or direct the disposition of:

                  4,715,000(1)

            (iv)  shared power to dispose or direct the disposition of:

                  N/A

(1) Includes 1,750,000 performance shares which are generally subject to vesting in accordance with a schedule based on the weighted average closing price of the Company's Class A Common Stock. Also includes 100,000 shares held by an entity controlled by the Reporting Person.

(2) Based on 74,571,412 shares of Class A Common Stock of the Issuer outstanding as of April 19, 2006, according to information supplied in the Issuer's Proxy Statement filed on May 3, 2006.

Items 5-9. Not applicable.

Item 10. Certification:

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2006

                                       /s/ Michael Gold
                                       -----------------------------------------
                                       MICHAEL GOLD


                               Page 5 of 5 Pages